UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____       Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.	Material Change Report FORM 51-102F3 Dated October 19, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: October 19, 2007

                  By: /s/

      Name: K. Thomas Bailey

      Title: Chief Financial Officer

Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:

Name and Address of Company

Angiotech Pharmaceuticals, Inc.  (the “Corporation”)

1618 Station Street

Vancouver, BC  V6A 1B6

ITEM 2:

Date of Material Change

October 9, 2007

ITEM 3:

News Release

A press release was disseminated by CNW Group on October 9, 2007.

ITEM 4:

Summary of Material Change

The Corporation announced that it intends to file Premarket Notification 510(k) documents with the U.S. Food and Drug Administration (FDA) for its innovative, anti-infective 5-Fluorouracil-coated (5-FU) Central Venous Catheter (CVC).

ITEM 5.1:

Full Description of Material Change

The Corporation announced that, based on positive results from its U.S. pivotal trial, it intends to file Premarket Notification 510(k) documents with the FDA for its innovative, anti-infective 5-FU CVC.  The filing is expected to be made in the fourth quarter of 2007.

The 5-FU CVC is expected to be the Corporation’s first product line to be completely researched, developed and commercialized using internal resources, personnel and technologies, many of which were obtained through previous acquisitions completed by the Corporation.

In July 2007, the Corporation completed enrolment of 960 patients in the clinical trial of its 5-FU CVC, which was one of the largest CVC studies ever conducted.  Designed as randomized, single-blind, active controlled, two-arm, multi-center clinical study, the primary objective is to compare the Corporation 5-FU CVC to a leading anti-infective catheter with regards to preventing bacterial colonization.

Pending the receipt of all necessary regulatory approvals, the Corporation anticipates launching the commercial 5-FU CVC product line in 2008.

ITEM 5.2:

Disclosure for Restructuring Transactions

Not applicable.

ITEM 6:

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7:

Omitted Information

No significant facts have been omitted from this report.

ITEM 8:

Executive Officer

K. Thomas Bailey

Chief Financial Officer

(604) 221-7676

ITEM 9:

Date of Report

October 19, 2007